Exhibit 99.1

CureVac Announces Decision of German Federal Patent Court in Broad Patent Litigation
with BioNTech SE

•	Validity of CureVac patent EP 1 857 122 B1 denied by German Federal Patent Court after nullity action filed by BioNTech SE

•	Decision does not affect ongoing litigation in Germany regarding seven other intellectual property rights, covering strong foundational as well as COVID-19-specific mRNA innovation

•	CureVac to appeal before the German Federal Court of Justice, while remaining confident in the strength of its broad intellectual property portfolio

TÜBINGEN, Germany/BOSTON, USA – December 19, 2023 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that the nullity action filed by BioNTech SE against the German part of CureVac patent EP 1 857 122 B1 was granted by the German Federal Patent Court. CureVac will appeal before the German Federal Court of Justice.

The ruling represents a first decision on validity in ongoing patent litigation between CureVac and BioNTech SE in Germany, which involves a total of eight CureVac intellectual property rights. Proceedings continue regarding the seven remaining rights, for which validity, infringement and potential damages will be decided individually. Following today’s decision, a ruling on infringement of the German part of EP 1 857 122 B1, scheduled for December 28, 2023, before the Regional Court Düsseldorf, will likely be postponed.

“We consider the patent court’s decision unfortunate also in view of the positive preliminary opinion on EP 1 857 122 B1 the court provided earlier this year. The decision is only one of many that will be made regarding the use of CureVac’s intellectual property in the development of Comirnaty®. We remain highly confident that our pioneering role in mRNA technology and continuing innovation in the field made essential contributions to safe and efficacious COVID-19 vaccines,” said Dr. Alexander Zehnder, Chief Executive Officer of CureVac. “While we do not seek to diminish the value of mRNA vaccines in changing the course of the COVID-19 pandemic, we strongly believe that CureVac’s role in laying the scientific groundwork for those vaccines needs to be recognized. We will continue to defend our claim for recognition and fair compensation and will take appropriate action by appealing this decision.”

CureVac is represented in Germany by Oliver Jan Jüngst from Bird & Bird LLP and Andreas Graf von Stosch from Graf von Stosch Patentanwaltsgesellschaft and represented in the U.S. by Mark H. Izraelewicz from Marshall, Gerstein & Borun LLP.

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About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

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For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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